UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                                   BUNZL PLC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   1207383076
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                DECEMBER 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------
      CUSIP No. 1207383076
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      61,594,752
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      68,926,614
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         68,926,614
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.1%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

---------------------------------
      CUSIP No. 1207383076
---------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 ----------------------------- ------ ------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
                                      0
                               ------ ------------------------------------------
 BENEFICIALLY OWNED BY                SHARED VOTING POWER
                                 6    61,486,601
                               ------ ------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               ------ ------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    68,818,463
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         68,818,463
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                / /
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.1%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
-------- -----------------------------------------------------------------------

ITEM 1(A).   NAME OF ISSUER:

             Bunzl Plc.(the "Issuer")

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The address of the Issuer's principal executive offices is 110 Park Street, London, W1Y 3RB, United Kingdom.

ITEM 2(A).   NAME OF PERSON FILING:

             This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Group Limited ("DAMG" and DBAG together the "Reporting Persons"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(d).

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

             The principal place of business of DAMG is 20 Finsbury Circus, London, EC2M 1NB, England.

ITEM 2(C).   CITIZENSHIP:

             The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             The title of the securities is common stock, which also includes securities held in the form of American Depository Receipts (the "Common Stock").

ITEM 2(E).   CUSIP NUMBER:

             The CUSIP number of the Common Stock is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) / / Broker or dealer registered under section 15 of the Act;

             (b) / / Bank as defined in section 3(a)(6) of the Act;

             (c) / / Insurance  Company as defined  in section  3(a)(19)  of the
                     Act;

             (d) / / Investment  Company  registered  under  section  8  of  the
                     Investment Company Act of 1940;

             (e) / / An  investment   adviser  in  accordance  with  Rule  13d-1
                     (b)(1)(ii)(E);

             (f) / / An employee  benefit plan, or endowment  fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

             (g) / / A parent  holding  company or control  person in accordance with Rule 13d-1 (b)(1)(ii)(G);

             (h) / / A savings  association  as defined  in section  3(b) of the
                     Federal Deposit Insurance Act;

             (i) / / A church plan that is excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

             (j) / / Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

ITEM 4.      OWNERSHIP.

             (A)   AMOUNT BENEFICIALLY OWNED:

                   Each of the  Reporting  Persons owns the amount of the Common
             Stock as set forth on the applicable cover page.

             (B)   PERCENT OF CLASS:

                   Each of the  Reporting  Persons  owns the  percentage  of the
             Common Stock as set forth on the applicable cover page.

             (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                   (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         Each of the  Reporting  Persons  has the sole  power to
                   vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                   (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         Each of the  Reporting  Persons has the shared power to
                   vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                   (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                         Each of the  Reporting  Persons  has the sole  power to
                   dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                   (IV)  SHARED  POWER TO DISPOSE  OR TO DIRECT THE  DISPOSITION
                         OF:

                         Each of the  Reporting  Persons has the shared power to
                   dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Investment management clients of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             The  following  are  subsidiaries  of DBAG  and/or  DAMG which hold
Common Stock included in the figures on the cover pages: Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Investment Services Limited, Deutsche Investment Trust Management Limited, Deutsche Bank International Ltd., Jersey, MG & Co. London and DB London Branch.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21,1999



                                             DEUTSCHE BANK AG



                                             By: /s/ Dieter Eisele
                                                --------------------------------
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance



                                             By:  /s/ Christoph Kirschhofer
                                                --------------------------------
                                                Name:   Christoph Kirschhofer
                                                Title:  Director

                                                                       EXHIBIT 1



               Consent of Deutsche Asset Management Group Limited


             The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Group Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  December 21, 1999



                                        DEUTSCHE ASSET MANAGEMENT GROUP LIMITED



                                        By: /s/ Harold Holding
                                           --------------------------------
                                           Name:   Harold Holding
                                           Title:  Senior Associate Director